UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 28, 2013

DATE, TIME, AND PLACE:

May 28, 2013, at 11:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The totality of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez – Vice Chairman of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira, José Manuel Tejon Borrajo and José Roberto Mendonça de Barros, and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli – Directors, and by videoconference, Mr. José Antonio Alvarez Alvarez – Director.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:
(a) to take knowledge of the activities of the Corporate Governance and Sustainability Committee, (b)  to take knowledge of the Company´s financial results for the month of April, (c)  to approve the amendment of the Code of Ethics in order to adapt if for the Santander Group´s global code, (d)  to take knowledge of the retention and other priorities of the Company in the management of people, and (e) to take knowledge of the structure, results and planning of the Customer and Quality area.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, the Company´s Board of Directors, unanimously and without any restrictions:

(a) took knowledge of the activities of the Corporate Governance and Sustainability Committee.

 It is recorded that Messrs. José Luciano Penido and Gilberto Mifano, members of the Corporate Governance and Sustainability Committee, presented the theme related to item (a) of the Agenda, as well as provided the necessary clarifications to the Board of Directors of Company.

(b) took knowledge of the Company´s financial results for the month of April.

It is recorded that Mr. Carlos Alberto López Galán, Company´s Vice-President Executive Officer, presented the theme related to item (b) of the Agenda, as well as provided the necessary clarifications to the Board of Directors of Company.

(c) approved the amendment of the Code of Ethics in order to adapt if for the Santander Group´s global code,

(d) took knowledge of the retention and other priorities of the Company in the management of people, and

It is recorded that Mrs. Lilian Maria Ferezim Guimarães, Company´s Vice-President Executive Officer, presented the theme related to item (d) of the Agenda, as well as provided the necessary clarifications to the Board of Directors of Company.

(e) took knowledge of the structure, results and planning of the Customer and Quality area.

It is recorded that Mrs. Maria Lucia Ettore do Valle, Superintendent of the Quality area, presented the theme related to item (e) of the Agenda, as well as provided the necessary clarifications to the Board of Directors of Company.

CLOSING: There being no further matters to be resolved, the Meeting has been closed and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, May 28, 2013. Mr. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors;  and Messrs. Conrado Engel; José Antonio Alvarez Alvarez; José de Paiva Ferreira; José Manuel Tejon Borrajo; José Roberto Mendonça de Barros;  Mrs. Marília Artimonte Rocca and Mrs. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 28, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer